Exhibit 99.1

Canadian Solar Announces Closing of Offering of US$230 Million Convertible Senior Notes

GUELPH, Ontario, September 16, 2020 - Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced the closing of its previously announced offering of US$230 million in aggregate principal amount of 2.50% convertible senior notes due 2025 (the “Notes”), which includes the exercise in full by the initial purchasers of their option to purchase an additional US$30 million in aggregate principal amount of the Notes. The Company received aggregate net proceeds of approximately US$223 million from the offering, after deducting discounts, commissions and offering expenses.

Dr. Shawn Qu, Chairman and CEO, commented, “We are pleased with the strong investor support and participation in our convertible offering. This transaction gives us additional financial resources to step up our expansion plans and benefit from the accelerating demand growth for solar energy and the supply consolidation in the industry. We plan to deploy the capital to expand our high-quality manufacturing capacity and pipeline of solar projects as we solidify Canadian Solar’s position as the global market leader in solar energy.”

Dr. Qu added, “This offering is in addition to the ongoing pre-IPO equity raise to bring in new financing and strategic partners to our MSS business in China, which is well on track. Both capital raisings are part of our latest growth strategy to increase Canadian Solar’s future market share and earnings power, and further unlock value for our shareholders.”

The offering of the Notes was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Notes were offered and sold only in the United States to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes and the common shares deliverable upon conversion of the Notes have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be any offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 46 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

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Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Contacts

Isabel Zhang Investor Relations Canadian Solar Inc. investor@canadiansolar.com	David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com